9:35 PM
04/07/25
Accrual Basis

Essen Inc
Profit & Loss
January through February 2025

		Jan - Feb 25
Ordinary Income/Expense		
Income		
Food Sales		
Doordash	3,576.14	
Online Order	4,555.46	
Food Sales - Other	174,068.86	
Total Food Sales		182,200.46
Total Income		182,200.46
Cost of Goods Sold		
Food Purchases		
Broadleaf Venison (USA) Inc	2,042.70	
JFC	2,959.74	
LA Produce	224.89	
Lab Coffee	975.00	
Mutual Trading	1,690.95	
Newport Meat Company	3,625.50	
Others	9,920.24	
Restaurant Depot	3,069.48	
S J Distributors Inc	2,669.50	
Shamrock Foods	3,024.03	
Sysco	12,634.79	
West Coast Prime Meats	6,388.77	
Total Food Purchases		49,225.59
Restaurant Supplies		2,976.53
Total COGS		52,202.12
Gross Profit		129,998.34
Expense		
Auto Exp		2,325.92
Bank Service Charges		38.20
Business Licenses and Permits		610.00
Cleaning Service		1,446.76
Insurance Expense		6,440.92
Interest		618.34
Marketing and Promotion		4,340.83
Office Expense		465.15
Payroll Expenses		93,137.93
Pest Control		104.00
POS Service		761.00
Rent Expense		12,846.44
Repairs and Maintenance		1,589.95
Restaurant Exp		8,612.64
Telephone Expense		631.12
Utilities		4,477.72
Total Expense		138,446.92
Net Ordinary Income		-8,448.58
Net Income		**-8,448.58**

9:36 PM
04/07/25
Accrual Basis

Essen Inc
Balance Sheet
As of February 28, 2025

	Feb 28, 25
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking	19,591.47
Chase Checking - 3510	46,501.78
Petty Cash	346.36
US Bank Checking	448.58
Total Checking/Savings	66,888.19
Other Current Assets	
So Cal Edision Deposit	3,715.00
Total Other Current Assets	3,715.00
Total Current Assets	70,603.19
Fixed Assets	
Furniture and Equipment	3,810.62
Total Fixed Assets	3,810.62
Other Assets	
Purchase acquisition	61,655.76
Security Deposits Asset	17,255.68
Total Other Assets	78,911.44
TOTAL ASSETS	**153,325.25**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	25,386.99
Total Accounts Payable	25,386.99
Credit Cards	
Capital One Credit Card	7,201.14
Chase Credit Card	-30,290.14
US Bank Credit Card - 4665	2,063.36
US Bank Credit Card - 6350	26,709.81
Total Credit Cards	5,684.17
Other Current Liabilities	
Employee Tips Payable	4,360.69
Loan from Shareholder	39,367.39
SBA Loan	15,808.00
Total Other Current Liabilities	59,536.08
Total Current Liabilities	90,607.24
Total Liabilities	90,607.24
Equity	
Paid in Capital	52,000.00
Retained Earnings	19,166.59
Net Income	-8,448.58
Total Equity	62,718.01
TOTAL LIABILITIES & EQUITY	**153,325.25**

Essen Inc
Statement of Cash Flows
January through February 2025

	Jan - Feb 25
OPERATING ACTIVITIES	
Net Income	-8,448.58
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Capital One Credit Card	-900.00
Chase Credit Card	-16,500.00
US Bank Credit Card - 4665	-629.78
US Bank Credit Card - 6350	1,469.77
Loan from Shareholder	10,320.64
SBA Loan	-97.00
Net cash provided by Operating Activities	-14,784.95
Net cash increase for period	-14,784.95
Cash at beginning of period	81,673.14
Cash at end of period	**66,888.19**